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(CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                  CAMPBELL RESOURCES ANNOUNCES RIGHTS OFFERING
               AND RECEIPT FOR THE AMENDMENT TO A FINAL PROSPECTUS

MONTREAL, OCTOBER 19, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces that it has obtained a receipt for the amendment dated October 18, 2006 to the final short form prospectus dated September 26, 2006 qualifying the distribution of the rights and the units issuable upon the exercise of the rights.

Campbell will issue transferable Rights to holders of its common shares. Shareholders of record at the close of business on October 30, 2006 will receive one transferable right ("RIGHT") for each share held. Every ten Rights will entitle the holder to subscribe for and purchase three Campbell units (the "UNITS") at a price of $0.08 per Unit at any time up to 4.00 p.m. on November 24, 2006. Additional Units may also be subscribed for pursuant to the additional subscription privilege. Each Unit consists of one common share and one-half of one common share purchase warrant ("WARRANT"). Each whole Warrant entitles its holder to subscribe for one additional common share at a price of $0.15 per share until the earlier of May 26, 2008 and the date that is 30 days following the date of the Accelerated Expiry Notice, being the notice that the Corporation may provide by press release on or after May 26, 2007 in the event that the volume weighted average price of the common shares of the Corporation on the Toronto Stock Exchange for 20 consecutive trading days is at least $0.30.

EACH HOLDER OF A RIGHTS CERTIFICATE WHO EXERCISES ALL OF THE RIGHTS EVIDENCED BY SUCH CERTIFICATE MAY SUBSCRIBE FOR ADDITIONAL UNITS, IF ANY, AVAILABLE AS A RESULT OF UNEXERCISED RIGHTS. THE UNITS AVAILABLE FOR SUCH PURPOSE WILL BE THOSE UNITS THAT HAVE NOT BEEN SUBSCRIBED AND PAID FOR BY THE HOLDERS TO WHICH RIGHTS WERE ORIGINALLY ISSUED.

The Rights will be listed on the Toronto Stock Exchange under the symbol "CCH.RT" from October 26, 2006 to November 24, 2006.

Net proceeds to Campbell from the Rights offering will be up to an estimated $5,397,301. Campbell will issue 233,220,881 Rights. The Rights offering will result in the issuance by Campbell of a maximum of 69,966,264 Units consisting of 69,966,264 common shares and 34,983,132 Warrants.
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The Rights offering will be made in all the provinces and territories of Canada.
The shares and Warrants issuable upon exercise of the Rights are not being offered to residents of the United States of America, except to "accredited investors" (as defined under the rules of the United States Securities Act), or any country other than Canada.

Notwithstanding the foregoing, ineligible shareholders who establish, to the satisfaction of the Campbell, that the receipt by them of Rights and the issuance to them of Units upon the exercise of the Rights will not be in violation of the laws of the jurisdiction of their residence, will be allowed to exercise the Rights.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and Chief   Henri Perron, hperron@renmarkfinancial.com
Executive Officer                    John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com